UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              (Amendment No.5)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                         GOLDEN STATE BANCORP INC.
-----------------------------------------------------------------------------
                              (Name of Issuer)

                  COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------------
                      (Title of Class and Securities)

                                381197 10 2
-----------------------------------------------------------------------------
                               (CUSIP Number)

                          BARRY F. SCHWARTZ, ESQ.
                     MACANDREWS & FORBES HOLDINGS INC.
                            35 EAST 62ND STREET
                          NEW YORK, NEW YORK 10021
                               (212) 572-8600
-----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                MAY 23, 2000
-----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



            If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following [ ]

            Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



     CUSIP No. 381197 10 2
    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            MAFCO HOLDINGS INC.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

            00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      - 0 -
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       45,499,525
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        - 0 -
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          45,499,525
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            45,499,525
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            35.73%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

            CO
     -------------------------------------------------------------------




     CUSIP No. 381197 10 2
    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            GSB INVESTMENTS CORP.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (X)
                                                           (b)  ( )
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

            00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      - 0 -
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       45,499,525
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        - 0 -
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          45,499,525
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             45,499,525
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             35.73%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON

             CO
     -------------------------------------------------------------------




-----------------------------------------------------------------------------
CUSIP No. 381197 10 2                                              13D
-----------------------------------------------------------------------------

INTRODUCTION

            This statement amends and supplements the Statement on Schedule 13D, dated September 11, 1998, as amended by Amendment No. 1 thereto, dated December 30, 1998, Amendment No. 2 thereto, dated January 21, 1999, Amendment No. 3 thereto, dated August 25, 1999, and Amendment No. 4 dated December 17, 1999 (as so amended, the "Schedule 13D"), filed by (a) Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), (b) GSB Investments Corp., a Delaware corporation and an indirect wholly owned subsidiary of Mafco Holdings ("Investments Corp."), (c) Ford Diamond Corporation, a Texas corporation ("FDC") and (d) Hunter's Glen/Ford, Ltd., a Texas limited partnership ("Hunter's Glen"), with respect to the common stock, par value $1.00 per share (the "Common Stock"), of Golden State Bancorp Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 135 Main Street, San Francisco, California 94105. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined.


ITEM 4.  PURPOSE OF TRANSACTION.

The following is added to the response to Item 4:

            Pursuant to Section 1.6 of the Reorganization Agreement, on May 23, 2000, Investments Corp. acquired from the Company 3,906,323 shares of Common Stock as contingent merger consideration in respect of Tax Payments (as defined in the Reorganization Agreement) as a result of the Company's utilization of certain tax benefits in tax years 1998 and 1999 (the "Contingent Shares"). On May 30, 2000, Investments Corp. sold 3,906,323 shares of Common Stock.

            The Reporting Persons acquired and continue to hold shares of Common Stock for investment purposes. In this connection, the Reporting Persons expect to evaluate on an ongoing basis their investment in the Company, and may from time to time acquire or dispose of additional shares of Common Stock (in each case, depending upon general investment policies, market conditions and other factors) or formulate other purposes, plans or proposals regarding the Company or the Common Stock held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such acquisitions or dispositions may be made, subject to applicable law, in open market transactions, privately negotiated transactions or, in the case of dispositions, pursuant to a registration statement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The following is added to the response to Item 5:

      (a) - (b) As of May 23, 2000, based upon information provided by the Company, there were 127,342,848 outstanding shares of Common Stock. As of that date, Mafco Holdings and Investments Corp. may have been deemed to share beneficial ownership of 49,405,848 shares of Common Stock, representing 38.80% of the Common Stock outstanding. After giving effect to the sale on May 30, 2000, Mafco Holdings and Investments Corp. may be deemed to share beneficial ownership of 45,499,525 shares of Common Stock, representing 35.73% of the Common Stock outstanding.

            Donald G. Drapkin, who is a director and executive officer of Mafco Holdings and an executive officer of Investments Corp., may be deemed to beneficially own 2,500 shares of Common Stock. Barry F. Schwartz, who is an executive officer of the Reporting Persons, may be deemed to beneficially own 7,000 shares of Common Stock. Todd J. Slotkin, who is an executive officer of the Reporting Persons, may be deemed to beneficially own 1,000 shares of Common Stock.

      (c) Other than the transactions described in Item 4 of this Schedule 13D, there were no transactions by the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons named on Schedule I hereto during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.




                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 30, 2000


                                MAFCO HOLDINGS INC.


                                By:  /s/ Glenn P. Dickes
                                    -----------------------------
                                    Name:  Glenn P. Dickes
                                    Title: Senior Vice President


                                GSB INVESTMENTS CORP.


                                By:  /s/ Glenn P. Dickes
                                    -----------------------------
                                    Name:  Glenn P. Dickes
                                    Title: Vice President




                                 SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS
                            Mafco Holdings Inc.


         Set forth below is each director and executive officer of Mafco Holdings Inc. Unless otherwise indicated each person identified below is principally employed by Mafco Holdings Inc. The principal address of Mafco Holdings Inc. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address          Present Principal Occupation or Employment
----------------          ------------------------------------------
Ronald O. Perelman        Director and Chairman of the Board

Donald G. Drapkin         Director and Vice Chairman

Howard Gittis             Director and Vice Chairman

James R. Maher            Director and President

Todd J. Slotkin           Executive Vice President and Chief Financial Officer

Barry F. Schwartz         Executive Vice President and General Counsel


                      DIRECTORS AND EXECUTIVE OFFICERS
                           GSB Investments Corp.

Set forth below is each director and executive officer of GSB Investments Corp. The principal address of GSB Investments Corp. and the current business address for each individual listed below is 35 East 62nd Street, New York, New York 10021. Each such person is a citizen of the United States.

Name and Address          Present Principal Occupation or Employment
----------------          ------------------------------------------
Ronald O. Perelman        Director and Chairman of the Board and Chief
                          Executive Officer

Howard Gittis             Director and Vice Chairman

Donald G. Drapkin         Vice Chairman

James R. Maher            President

Todd J. Slotkin           Executive Vice President and Chief Financial Officer

Barry F. Schwartz         Executive Vice President and General Counsel